October 5, 2007

By Electronic Transmission

Mr. Mark Kronforst

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Red Hat, Inc. (the “Company”)

Form 10-K for Fiscal Year Ended February 28, 2007

Filed April 30, 2007

SEC File No. 001-33162

Dear Mr. Kronforst:

Thank you for your letter dated September 21, 2007.

In your letter, you seek a response from the Company within ten business days. The nature of your comments requires an analysis of records and consultation with resources involved in the valuation of the JBoss business. Accordingly, we respectfully request an extension of ten calendar days to permit further time for such analysis and consultation. If granted, this requested extension would result in our submission of a response on or before October 15, 2007.

Please contact me at (919) 754-4340 if you would like to discuss this request. We appreciate your consideration.

Sincerely,

/s/ R. Brandon Asbill
R. Brandon Asbill Assistant General Counsel Red Hat, Inc.

cc:	Ms. Christine Davis

Senior Staff Accountant

Securities and Exchange Commission

Mr. David Edgar

Staff Accountant

Securities and Exchange Commission